                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _______________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 CYBERCARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23243T105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this

        [_]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [_]  Rule 13d-1(d)







___________________________

         /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                             ----------------------------
  CUSIP NO. 23243T105                   13G             Page 2 of 10 Pages
-----------------------                             ----------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Anthony Tang
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,858,874 (includes 1,025,000 warrants)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,858,874 (includes 1,025,000 warrants)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,858,874 (includes 1,025,000 warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                               --------------------
  CUSIP NO. 23243T105                 13G                  Page 3 of 10 Pages
                                                                --   ---
---------------------------                               --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Manford Investments LLC, a California limited liability company
      (TIN: 95-4847479)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,954,305 (includes 500,000 warrants)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,954,305 (includes 500,000 warrants)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8    0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,954,305 (includes 500,000 warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      2.92%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).          Name of Issuer

                    CyberCare, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices

                    2500 Quantum Lakes Drive, Suite 1000, Boynton Beach, FL 33426-8330

Item 2(a).          Name of Person Filing

                    This statement is filed by two (2) reporting persons:
                    (i)      Anthony Tang for himself, and
                    (ii)     Manford Investments LLC

                             The persons filing this statement include Anthony
                    Tang on behalf of himself and Manford Investments LLC. Anthony Tang is the sole and managing member of Manford Investments LLC. Anthony Tang expressly disclaims beneficial ownership of any Shares beneficially owned by Angela C. Sabella, C.C. Fortune Ventures LLC and View Far Ltd. BVI as reported in Schedule 13G filed on July 2, 2001 by such persons. Anthony Tang is the spouse of Angela C. Sabella, and C.C. Fortune Ventures LLC is controlled by Angela C. Sabella. A controlling shareholder of View Far Ltd. BVI is a family member of Angela C. Sabella. This report should not be deemed an admission that the reporting persons hereunder are the beneficial owners of such Shares for any purpose.

Item 2(b).          Address of Principal Business Office, or, if None, Residence

                    (i) and (ii)      936 E. Green St., Suite 108
                                             Pasadena, CA 91106

Item 2(c).          Citizenship

                    (i)      United States of America
                    (ii)     California LLC

Item 2(d).          Title of Class of Securities

                    This statement relates to the Common Stock ($.0025 par value per share) and warrants (collectively, the "Shares").

Item 2(e).          CUSIP Number

                    23243T105

Item 3.             Not Applicable

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Item 4.             Ownership

                    (a)      Amount Beneficially Owned:

                             (i)   3,858,874 Shares (includes 1,025,000
                    warrants).
                             This amount includes 1,904,569 Shares, including
                    525,000 warrants held by Anthony Tang, as himself, and 1,954,305 Shares, including 500,000 warrants held by Manford Investments LLC for which Anthony Tang is the sole and managing member. Anthony Tang expressly disclaims beneficial ownership of Shares held or deemed to be held by Angela C. Sabella, C.C. Fortune Ventures LLC and View Far Ltd. BVI.

                             (ii)  1,954,305 Shares (includes 500,000 warrants).

                    (b) Percent of Class (based on 66,464,892 shares of Common Stock outstanding as of October 31, 2001 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001):

                             (i)   5.76%
                             Includes the aggregate amount of beneficial
                    ownership held by Anthony Tang, as himself, and the amount held by Manford Investments LLC with Anthony Tang, as the sole and managing member.

                             (ii)  2.92%

                    (c)      Number of shares as to which such person has:

                             (i)   sole power to vote or to direct the vote:

                                   (i)  3,858,874 Shares (includes 1,025,000
                    warrants). This statement includes the voting power of Anthony Tang, as himself, and of Manford Investments LLC. As the sole and managing member of Manford Investments LLC, Anthony Tang has the sole power to vote or to direct the vote for Shares held by Manford Investments LLC.

                                   (ii) 1,954,305 Shares (includes 500,000
                     warrants)

                             (ii)  shared power to vote or to direct the vote:

                                   (i)      0
                                   (ii)     0

                             (iii) sole power to dispose or to direct the disposition of:

                                   (i)      3,858,874 Shares (includes
                    1,025,000 warrants). This statement includes the power to dispose of Shares held by Anthony Tang, as himself, and Manford Investments LLC. As the sole and managing member of Manford Investments, LLC, Anthony Tang has the sole power of disposition.

                     (ii)  1,954,305 Shares (includes 500,000 warrants)

               (iv)  shared power to dispose or to direct the disposition of:

                     (i)   0
                     (ii)  0

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 4, 2002



                                           By:       /s/ Anthony Tang
                                              -------------------------------
                                                       Anthony Tang

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 4, 2002



                                Manford Investments LLC,
                                a California limited liability company



                                By:            /s/ Anthony Tang
                                    ----------------------------------
                                       Anthony Tang, Manager/Member

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                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

    1 Filing Agreement - regarding the filing of one statement with respect to the same securities.